82-8362

SYNEX INTERNATIONAL INC
1444 Alberni Street, 4th Floor
Vancouver, B.C. Canada V6G 2Z4
Tel (604) 688-8271 Fax (604) 688-1286
E-mail sxi@synex.com

August 9, 2002

L1004-14/4

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington, DC 20549

REFERENCE: 82 - 8362
FILING OF INFORMATION MAILED TO SHAREHOLDERS

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934 we enclose the following document(s) which has (have) either been mailed to our shareholders or disseminated as a News Release:

1. News Release dated August 8, 2002 and entitled, "Synex International Announces an Offer to Purchase its Software Division" (one copy).

2. News Release dated August 9, 2002 and entitled, "Synex International to make Normal Course Issuer Bid" (one copy).

As you require, each copy of the above document(s) is referenced on the top right hand corner: **Reference 82-8362**.

Yours truly
SYNEX INTERNATIONAL INC.

Alan W Stephens
Corporate Secretary

dw 9/4

Enclosure(s)

L1004.14.SECfiling

82-8362

SYNEX INTERNATIONAL INC.

NEWS RELEASE

TSE : SXI August 8, 2002

SYNEX INTERNATIONAL ANNOUNCES AN OFFER TO PURCHASE ITS SOFTWARE DIVISION

Synex International Inc. announces the execution of an Offer to Purchase pursuant to which, all of the shares of its Software Division, Synex Systems Corporation, would be purchased by Lasata Pty. Ltd.

Under the terms of the Offer to Purchase, Lasata would pay cash in the amount of $2,545,000 plus the amount of the working capital estimated to be $400,000, subject to a holdback in respect of the working capital in the amount of $200,000.

The Offer is scheduled to close on September 30, 2002 and is subject to prior written notice by Lasata that it has satisfactorily completed the due diligence process

Lasata is a privately owned company based in Perth, Australia, which develops and markets globally, financial reporting software that is complimentary to the F9 financial reporting software being developed by Synex Systems Corporation and marketed mainly in North America but also in the United Kingdom, France, South Africa, Australia and Southeast Asia.

Synex International Inc, through its wholly owned subsidiary, Synex Energy Resources Ltd, entered into long-term Electricity Purchase Agreements with BC Hydro on December 2l, 2001 in respect of two hydroelectric projects located on Vancouver Island, British Columbia. Synex Energy is continuing to advance the regulatory process and financial assessment for these projects. Synex Energy also plans to proceed with the construction of a regulated utility on Vancouver Island for which it has received from British Columbia Utilities Commission, the required Certificate of Necessity and Public Convenience. The proceeds from the sale of the shares of the Software Division would be utilized to fund a significant portion of the equity needed for some of these energy projects.

Alan Stephens, Corporate Secretary

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Fax (604) 688 1286
E-mail: gsunell@synex.com
Web Site: www.synex.com/

82-8362

SYNEX INTERNATIONAL INC.

NEWS RELEASE

TSE : SXI August 9, 2002

SYNEX INTERNATIONAL TO MAKE NORMAL COURSE ISSUER BID

Synex International Inc. announces that the Toronto Stock Exchange has accepted for filing a Notice of Intention to Make a Normal Course Issuer Bid, whereby up to 750,000 of the outstanding common shares, representing 4.9% of the 15,191,083 issued and outstanding shares, may be repurchased through the facilities of the Toronto Stock Exchange by the Company during the period from August 13, 2002 to August 12, 2003. The reasoning for the intended purchase is founded on the belief by Management that the market is continuing to undervalue the shares of the Company. The Company intends to either cancel the repurchased shares or make the repurchased shares available to its directors and employees, under an arrangement approved by the Toronto Stock Exchange, at prices exceeding the repurchased cost.

Synex has conducted a Normal Course Issuer Bid during the past 12 months, commencing on August 1, 2001 and terminating on July 31, 2002. The number of shares purchased under the current Normal Course Issuer Bid was 365,000 at an average price of $0.195 per share.

As at July 31, 2002 all of the shares purchase under the current and earlier Normal Course Issuer Bids have been cancelled.

Alan Stephens, Corporate Secretary

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Fax (604) 688 1286
E-mail: astephens@synex.com
Web Site: www.synex.com/